WHITE MOUNTAIN TITANIUM CORPORATION
Suite 2150 - 1188 West Georgia Street
Vancouver, B.C.
Canada V6E 4A2
(604) 408-2333

June 17, 2008

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Registration Statement on Form S-1
File No. 333-148644

Request for Effectiveness

Dear Mr. Schwall:

Pursuant to Rule 461 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), White Mountain Titanium Corporation (the “Company”) hereby requests that the registration statement of the Company on Form S-1 (Commission File No. 333-148644) be granted an effective date of June 20, 2008, 10:00 a.m. EDT, or as soon thereafter as possible. This request for acceleration will acknowledge that the Company is aware of its obligations under the Act. The Company further acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

There is no managing or principal underwriter for this offering, and therefore the Company is not able to be joined in this request by either a managing or principal underwriter.

We appreciate your assistance in this matter. Please feel free to contact us if further information is required.

Sincerely,

/s/ C. E. Jenkins

Charles E. Jenkins, CFO